Exhibit 99.1

ASX ANNOUNCEMENT

29 May 2015

Genetic Technologies supports research findings: Clinical validation is needed for gene-panel sequencing associated with hereditary breast cancer risk.

Melbourne, Australia, 29 May 2015:  Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) today notes with interest the special report on May 27, 2015 in The New England Journal of Medicine entitled “Gene-Panel Sequencing and the Prediction of Breast Cancer Risk” authored by DF Easton, et al(1). The Company’s lead product, BREVAGenplus®, is a clinically validated, genetically-based predictive risk test for sporadic, or non-hereditary, breast cancer.

Richard Allman, Ph.D., Scientific Director, Genetic Technologies Ltd. states, “While the BREVAGenplus test does not evaluate gene-panel sequencing or hereditary cancer testing, we welcome the findings of the authors which re-inforce the message that adequate validation is required for cancer risk assessment tests.” The New England Journal of Medicine article distinguishes between single nucleotide polymorphisms (SNPs) and so-called gene-panel tests conducted through sequencing.

BREVAGenplus evaluates a panel of SNPs known to be associated with sporadic breast cancer combined with an established risk prediction algorithm to provide a more accurate risk assessment. Initial validation data for the test was presented at the San Antonio Breast Cancer Symposium in December 2014(2), building on previous observations that including information on multiple SNPs can improve the discriminatory accuracy of BCRAT (also referred to as the Gail Model) risk assessment model, as well as extending that observation to more recently identified SNPs associated with breast cancer.

Importantly, the value of using SNPs as genetic markers for risk is receiving increasing attention in the medical literature and the value of adding SNPs to a risk prediction algorithm has been independently confirmed(3).

Reference:
1. Easton DF, Pharoah P, Antoniou AC, et al. Gene-panel sequencing and the prediction of breast cancer risk. New Eng J Med, 27 May 2015.

2. Dite GS, Allman R, Hopper J. Value of adding single nucleotide panel markers to phenotypic algorithms of breast cancer risk. Proceedings of the San Antonio Breast Cancer Symposium December 2014.

3. Brentnall AR, Evans GD, Cuzick J. Value of phenotypic and single nucleotide polymorphism panel markers in predicting the risk of breast cancer. J Genet Syndr Gene Ther 2013. 4:11.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office• 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040